October 8, 2010

VIA EDGAR

Mr. Michael R. Clampitt
Senior Attorney
100 F Street, NE
US Securities and Exchange Commission
Washington, DC  20549

Re:	Sandy Spring Bancorp, Inc.
Form 10-K for the year ended December 31, 2009, filed March 12, 2010
Forms 10-Q for the quarterly period ended June 30, 2010 filed August 9, 2010
Forms 8-K filed February 25, 2010 and March 18, 2010
File No. 000-19065

Dear Mr. Clampitt:

We have received your letter dated September 17, 2010 regarding comments on the above-referenced filings.  To aid in your review, we have repeated your comments followed by our responses.

Form 10-K for the Fiscal year Ended December 31, 2009

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Equity Compensation Plans, page 21

1.
In future filings, please provide the information required by Item 201(d) of Regulation S-K under Item 12 of Form 10-K rather than Item 5.  See Regulation S-K Compliance and Disclosure Interpretation 106.01 for additional information.

Response to Comment No. 1

In future filings, the Company will provide the information required by Item 201(d) of Regulation S-K under Item 12 of Form 10-K rather than Item 5.

October 8, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Credit Risk, page 39

2.
We note that the increase in non-performing loans during 2009 was primarily due to 24 residential real estate development loans totaling $70.5 million which became nonperforming during 2009.  However, Table14-Analysis of Credit Risk, would appear to indicate that these increases were attributable to your Commercial Loans and Leases loan classification, which would not appear to include residential real estate development loans based on the detailed loan classification information contained in Tables 6 and 12 in prior portions of Management’s Discussion and Analysis.  Please provide a comprehensive response addressing the type of loans and their respective classification(s) initially assigned upon origination and changes to classification at a later date (such as converting any financing from temporary to permanent, etc.), if any.  Please also provide us detailed information on the recent performance status of these loans as of December 31, 2009 and June 30, 2010, respectively.  This should include the respective carrying values at origination and the dates referred to above as well as a brief discussion of the accounting for these loans as they migrated into a nonperforming status, including whether any of these loans are currently considered restructured or any other noteworthy developments subsequent to June 30, 2010.  You may choose to provide one individual response if any of the 24 loans relate to a group of credits due to the nature of the borrower or project should it be appropriate to do so.  Please also revise future filings to fully ensure that your disclosures are thorough and accurate in this area, containing sufficient transparency and granularity to allow a reader to have a complete understanding of your non-performing loans, including changes and trends from period to period.

Response to Comment No. 2

Commercial loans include commercial real estate mortgages, commercial construction loans and commercial business loans (referred to in Table 6 of the Annual Report on Form 10-K as “Other commercial”) and a relatively small lease portfolio (approximately $20 million). The commercial construction loan portfolio is primarily composed of loans to builders of large residential real estate development projects.  The entire commercial loan and lease portfolio and the related allowance for losses is appropriately classified and reflected by its respective segments within the commercial loan and lease portfolio disclosure reflected in Tables 6 and 12, respectively. The related non-performing commercial loan and lease breakout is reflected in Table 14.

The table below presents the composition of the $70.5 million in commercial loans comprised of 24 loans representing six commercial relationships referred to on page 39 of the 2009 Form 10-K for the periods indicated.

October 8, 2010

	December 31,	June 30,	Maximum
(In thousands)	2009	2010	Balance
Commecial construction loans to construct residential developments	$59,300	$33,700	$105,200
Commerical real estate loans to developers	9,500	9,500	9,900
Commercial business loans to developers	1,700	100	10,100
	$70,500	$43,300	$125,200

The maximum balance shown in the table above represents the highest amount outstanding on these loans from the date of origination through June 30, 2010.  Amounts may increase and decrease over the life of construction projects as various phases are completed or the maximum balance may have been reduced due to charge-offs taken during 2009 and 2010.

There were no changes in classification made to these loans between their origination and June 30, 2010.  Decreases in the balances of these loans between December 31, 2009 and June 30, 2010 was due primarily to net charge-offs of $7.3 million and pay downs of $19.9 million. The pay downs principally resulted from $15.4 million in liquidation proceeds received as a result of the bankruptcy settlement of one borrower.

There have been no significant developments with respect to these loans, such as credit improvements or curtailments, nor have any of these loans had their maturities extended or their terms restructured since origination.  The Company will provide updated information on the status of these non-performing loans in future filings.

Except in limited circumstances, commercial loans are placed into non-accrual status once they become 90 days past due and are considered, collectively, to be non-performing, at which time all accrued but unpaid interest is reversed.  Additionally, an evaluation is performed to determine whether a specific reserve is warranted and, when losses are confirmed, a partial charge-off is taken that is at least in the amount of the collateral deficiency as determined by an independent third party appraisal.  Any further collateral deterioration results in either further specific reserves being established or additional charge-offs.  All payments received on non-accrual loans are applied to the remaining principal balance of the loan(s).

When a commercial loan is placed on non-accrual status, it is considered to be impaired.  The Company’s systematic methodology for assessing impairment begins with risk-rating credits on an individual basis.  The amount of the impairment on a loan is based on an analysis, that includes consideration of the borrower’s overall financial condition, resources and payment record, the sufficiency of collateral and, in a select few cases, support available from financial guarantors ..  These factors are combined to estimate the probability and severity of potential losses.  Then a specific amount of impairment is established based on the Company’s calculation of the probable loss inherent in the individual loan. The actual occurrence and severity of losses involving risk-rated credits can differ substantially from estimates.

October 8, 2010

Management believes that it uses relevant information available to make determinations about impairment in accordance with accounting principles generally accepted in the United States (“ US GAAP”). However, the determination of impairment requires significant judgment, and estimates of probable losses in the loan and lease portfolio can vary significantly from the amounts actually observed. While management uses available information to recognize probable losses, future additions to the allowance may be necessary based on changes in the loans and leases comprising the portfolio and changes in the financial condition of borrowers, such as may result from changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, and independent consultants engaged by the Company, periodically review the loan and lease portfolio and the allowance.  Such review may result in additional loans being considered impaired based on management’s judgments of information available at the time of each examination.

The Company intends to provide enhanced disclosure of its non-performing loans contemporaneous with the Company’s adoption of Accounting Standards Update 2010-20 “Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses”.  These disclosures will be effective and presented beginning with the Company’s Annual Report on Form 10-K for the year ending December 31, 2010.    Compliance with these new required disclosures will provide the greater granularity in the tables for the commercial portfolio that the staff is requesting on a prospective basis. The Company will also provide a more robust discussion in management’s discussion and analysis of the portfolio to provide enhanced transparency and understanding of the risks.

The Company will also include additional disclosures in its Form 10-Q for the quarter ended September 30, 2010 to provide greater clarity with respect to current activity in its non-performing loans.

3.	As a related matter, please tell us and address the following in your future filings:

•
Tell us if you have noticed an increase in construction (including residential real estate) or commercial loans that have been extended at maturity, which you have not considered impaired due to the existence of guarantees.  If so, tell us about the types of extensions being made, whether loan terms are being adjusted from the original terms, and whether you consider these types of loans as collateral-dependent;

•
Disclose in detail how the company evaluates the financial wherewithal of the guarantor.  Address the type of financial information reviewed, how current and objective the information reviewed is and how often the review is performed;

October 8, 2010

•	Address how the Company evaluates the guarantor’s reputation and how this translates into its determination of the ultimate provision or charge-off recorded;

•	Address how the guarantor’s reputation impacts the Company’s ability to seek performance under the guarantee;

•	Address how many times the Company has sought performance under the guarantee discussing the extent of the successes; and

•	Address how the Company evaluates the guarantor’s willingness to work with the Company and how this translates into its determination of the ultimate provision or charge-off recorded.

Further, when the impaired loan is carried at a value that is in excess of the appraised value due to the guarantee from the borrower, address in detail how the Company evaluates and determines the realizable value of the borrower guarantee.  Address the Company’s willingness to enforce the guarantee.

Response to Comment No. 3

The Company may extend the maturity of a loan, but not at the original terms.  While the Company may consider the existence of guarantees when deciding to extend the maturity of a loan, the Company looks primarily to the value of the collateral and/or the cash flows from the underlying project.  No loans are extended due solely to the existence of a guarantee.  As a general matter, the Company does not view extension of a loan to be a satisfactory approach to resolving non-performing credits.  No commercial loans have had their maturity dates extended under the original terms of their loans.  Maturity dates may be extended under new market terms that clearly place the Company in a more advantageous position to increase or assure full collection of the loan under the new contractual terms.  These new terms may incorporate, but are not limited to additional assignment of collateral, significant balance curtailments/liquidations and assignments of additional project cash flows.  Guarantees may be a consideration in the extension of loan maturities, but the Company does not extend loans based solely on guarantees.   Additionally, the Company as a consistent practice does not rely on the existence of guarantees when determining impairment and the amount of the impairment.  In evaluating a loan credit for impairment the Company looks to the cash flows of the project itself and the value of the collateral as the primary sources of repayment of the loan. While the Company will consider the existence of guarantees and the financial strength and wherewithal of the guarantors involved in any loan relationship, it considers such guarantees only as a secondary source of repayment. Accordingly, the guarantee alone would not be sufficient to avoid classifying the loan as impaired.  Because the remaining questions in this comment would apply only if the Company were to rely primarily on guarantees to avoid classifying a loan as impaired, the Company believes that its current practices make these questions inapplicable.

October 8, 2010

The Company does not follow a practice of carrying impaired loans at a value in excess of the appraised value due solely to a guarantee from a borrower or related guarantor.

The Company will include additional disclosure with respect to its treatment of loan guarantees in future filings.

Item 8.  Financial Statements and Supplementary Data

Note 6 – Allowance for Loan and Lease Losses, page 65

4.
We note your disclosures on page 57 regarding your use of third party appraisals to assist in measuring impairment on loans.  We also note your specific reserve of $6.6 million on $99 million of impaired loans as of December 31, 2009.  As it relates to these loans, please tell us and revise your future filings, to include the following enhanced disclosures:

•
The approximate amount or percentage of impaired loans for which you relied on current third party appraisals of the collateral to assist in measuring impairment versus those for which current appraisals were not available;

•
The typical timing surrounding the recognition of a collateral dependent lending relationship and respective loans as non-performing, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off.  In this regard, tell us if there have been any significant time lapses during this process;

•	In more detail, the procedures you perform to monitor these loans between the receipt of an original appraisal and the updated appraisal;

•
If you have charged-off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented.  If so, please tell us the amount of the difference and corresponding reasons for the difference, as applicable;

•
How you account for any partially charged-off loans subsequent to receiving an updated appraisal.  In this regard, specifically tell us your policies regarding whether or not loans return to performing or remain non-performing status, in addition to whether or not any of the terms of the original loans have been modified (e.g. loan extension, changes to interest rate, etc);

October 8, 2010

•
In the event that you do not use external appraisals to fair value the underlying collateral for impaired loans or in cases where the appraisal has not been updated to reflect current market conditions, please provide us with a comprehensive response which discusses your process and procedures for estimating the fair value of the collateral for these loans;

•	The amount of charge-offs recorded on your impaired loans which are therefore not included in your specific valuation allowance at period end; and

•	For those loans you determined that no specific valuation allowance was necessary, the substantive reasons to support this conclusion.

Response to Comment No. 4

The Company will included enhanced disclosures regarding impaired loans in future filings.

The Company relied on current (12 months old or less) third party appraisals of the collateral to assist in measuring impairment on over 95% of impaired loans. In the relatively rare cases in which the Company did not rely on a third party appraisal, an internal evaluation was prepared by an approved credit officer.  The Company’s policy is to strictly adhere to the appraisal standards as established under FIRREA.

It is the Company’s practice to recognize a collateral dependent lending relationship as non-performing when either the loan becomes 90 days delinquent or as a result of factors (such as bankruptcy, interruption of cash flows, etc.) considered at the monthly credit committee meeting. At such time an action plan is agreed upon for the particular loan and an appraisal will be ordered depending on the time elapsed since the prior appraisal, the loan balance and/or the result of the internal evaluation.  A current appraisal is usually obtained if the appraisal on file is more than 12 months old.  If an appraisal is ordered, no more than a 30 day turnaround is requested of the appraiser, who is selected by Credit Administration from an approved appraiser list. After receipt of the updated appraisal, the assigned credit officer will recommend to the Chief Credit Officer  whether a specific reserve or a charge-off should be taken. The Chief Credit Officer has the authority to approve a specific reserve or charge-off between monthly credit committee meetings, which helps to insure that there are no significant time lapses during this process.

Management has established a credit process that dictates that structured procedures be performed to monitor these loans between the receipt of an original appraisal and the updated appraisal.  These procedures include the following:

October 8, 2010

•	An internal evaluation is updated quarterly to include borrower financial statements and/or cash flow projections.
•	The client may be contacted for a meeting to discuss an updated or revised action plan which may include a request for additional collateral.
•	Re-verification of the documentation supporting the Company’s position with respect to the collateral securing the loan.
•	At the monthly credit committee meeting the loan may be downgraded and a specific reserve may be decided upon in advance of the receipt of the appraisal.
•
Upon receipt of the updated appraisal (or based on an updated internal financial evaluation) the loan balance is compared to the appraisal and a specific reserve is decided upon for the particular loan, typically for the amount of the difference between the appraisal and the loan balance.

The Company will specifically reserve for or charge-off the excess of the loan amount over the amount of the appraisal. In certain cases the Company may establish a larger reserve due to knowledge of current market conditions or the existence of an offer for the collateral that will facilitate a more timely resolution of the loan.

If an updated appraisal is received subsequent to the preliminary determination of a specific reserve or partial charge-off, and it is less than the initial appraisal used in the initial charge-off, an additional specific reserve or charge-off is taken on the related credit. Partially charged-off loans are never written back up based on updated appraisals and always remain on non-accrual with any and all subsequent payments applied to the remaining balance of the loan as principal reductions. No interest income is recognized on loans that have been partially charged-off. The Company follows a policy of not extending maturities on loans under existing terms.

Presented below is an analysis of impaired loans that includes the balance of the impaired loans, the associated charge-offs and the specific reserves remaining on the impaired loans for the respective periods.

	December 31,	June 30,
(In thousands)	2009	2010
Impaired loans	$138,693	$105,826
Net charged-off portion of impaired loans not included	(39,241)	(31,193)
Total impaired loans	99,452	74,633
Allowance for loan and lease losses related to impaired loans	(6,613)	(13,046)
Total fair value of impaired loans	$92,839	$61,587

October 8, 2010

Loans without a specific valuation allowance had adequate collateral value and/or sufficient projected cash flows, as determined by a timely appraisal, as compared to the outstanding loan balance.  Furthermore, the Company will seek to restructure problem credits as a viable problem credit resolution strategy only if it is clearly advantageous to the Company and sufficient doubt is removed regarding the ultimate collectability and performance of the loan.

5.
Please revise your future filings to quantify, by each loan type, impaired loan balances differentiating between impaired loans with and without valuation reserves.  Please provide us with this disclosure as of both December 31, 2009 and June 30, 2010.

Response to Comment No. 5

The Company will, in future filings, quantify, by each loan type, impaired loan balances differentiating between impaired loans with and without valuation reserves.  Below is the disclosure requested for the periods ended December 31, 2009 and June 30, 2010.

	December 31,	June 30,
(In thousands)	2009	2010
Impaired loans with specific reserves
Commercial mortgage	$8,693	$19,255
Commercial construction	7,571	16,558
Other commercial	7,419	11,590
Total impaired loans with specific reserves	23,683	47,403

Impaired loans without specific reserves
Commercial mortgage	12,166	4,870
Commercial construction	58,720	19,437
Other commercial	4,883	2,923
Total impaired loans without specific reserves	75,769	27,230
Total impaired loans	$99,452	$74,633

Item 9A(T).  Controls and Procedures, page 94

6.
Tell us whether there was any change in your internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rule 13a-15 or Rule 15d-15 under the Exchange Act that occurred during the quarters ended December 31, 2009, March 31, 2010 and June 30, 2010 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.  Confirm that you will include this information in future filings and that you will address any change rather than any “significant” change.

October 8, 2010

Response to Comment No. 6

This will confirm that there was no change in the Company’s internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rule 13a-15 or Rule 15d-15 under the Exchange Act that occurred during the quarters ended December 31, 2009, March 31, 2010 and June 30, 2010 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.  This will confirm that the Company will include this information in future filings and will address any change rather than any “significant” change.

Item 11.  Executive Compensation

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 14

7.
We note the reviews undertaken by your Compensation Committee with respect to your compensation plans.  It appears that you have concluded that no disclosure is required in response to Item 402(s) of Regulation S-K.  Please confirm your conclusion and tell us if the conclusion was based on the Compensation Committee’s review as described in the proxy statement.  If additional processes were undertaken in support of your conclusion, please describe them.

Response to Comment No. 7

This will confirm that the Company concluded that no disclosure was required in response to Item 402(s) of Regulation S-K.  This conclusion was based on the Compensation Committee’s review as described in the proxy statement.

8.
Please tell us what the performance targets were that you established with respect to incentive awards for your named executive officers for the 2009 fiscal year and tell us how you concluded that they were not required to be disclosed in the proxy statement.

Response to Comment No. 8

The performance targets with respect to incentive awards for named executive officers established for the 2009 fiscal year were as follows:

October 8, 2010

Performance Measures	Weight	Threshold Value	Target Value	Stretch Value
EPS Growth	20%	0.00%	10.00%	20.00%
Non interest income to total revenue	20%	29.59%	32.00%	35.00%
Efficiency Ratio	20%	59.90%	57.00%	55.00%
Average Deposit Growth	40%	5.00%	7.92%	15.00%

The plan also provided that there would be no payout unless net income exceeded $18,296,000.

The bonus amounts for which officers were eligible were as follows:

	Annual Incentive as a % of Base Salary
Positions	Below Threshold	Threshold (minimum performance for payout – 50% of target target)	Target (100% of targeted performance)	Stretch (exceptional performance - 150% of target)
President & CEO	0%	22.5%	45%	67.5%
CFO, EVP Personal Banking & Investment ManMgt., EVP Commercial Banking	0%	17.5%	35%	52.5%
Other EVPs	0%	15%	30%	45%

The Company determined that the performance targets for 2009 were not required to be disclosed because the 2009 Leadership Incentive Plan became inapplicable to the named executive officers as a result of the Company participating in the Department of the Treasury’s Troubled Asset Relief Program – Capital Purchase Program.  Pursuant to regulations adopted by the Department of the Treasury, the Company is prohibited from paying a bonus to its five most highly compensated employees during the period when the securities issued pursuant to the Capital Purchase Program remain outstanding.  Because bonus payments were prohibited in 2009, the Company viewed the Leadership Incentive Plan as not being a material element of the compensation paid to the named executive officers.

If, in the future, the Company is permitted to pay bonuses to its named executive officers and adopts an incentive plan with performance targets, it will disclose the performance targets and potential bonus amounts in the proxy statement as part of its compensation discussion and analysis.

October 8, 2010

Item 13.  Certain Relationships and Related Transactions, and Director Independence

Definitive Proxy Statement on Schedule on 14A

Transactions and Relationships with Management, page 13

9.
We note your disclosure that the banking transactions with directors and executive officers were made in the ordinary course of business on substantially the same terms, including interest rates and collateral on loans, as those prevailing at the same time for comparable transactions with other persons.  Please confirm that the loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender.  Refer to Instruction 4(c) of Item 404(a) of Regulation S-K.

Response to Comment No. 9

This will confirm that loans made to directors and executive officers were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender.

10.	It appears that you may not have provided all of the disclosures required by Item 404(a) of Regulation S-K with respect to your relationship with Mr. Schumann’s law firm. Please explain.

Response to Comment No. 10

The amounts paid to Mr. Schumann’s law firm during the year ended December 31, 2009 did not exceed $120,000.  Accordingly, the disclosures required by Item 404(a) of Regulation S-K were not required.

Item 15.  Exhibits, Financial Statement Schedules

11.	Tell us why the Leadership Incentive Plan has not been filed as an exhibit to the Form 10-K. Also address this matter with respect to Forms 10-K for prior fiscal years.

Response to Comment No. 11

The Company has concluded that it inadvertently omitted the Leadership Incentive Plan from its exhibits to Form 10-K in 2009 and 2008, which were the only years in which the Company had such a plan.  The Company has not adopted an incentive plan for 2010.  If, in the future, the Company adopts another cash bonus plan, it will be filed as an exhibit pursuant to Item 6.01 of Form S-K.

October 8, 2010

Form 10-Q for the Quarterly Period Ended June 30, 2010

Condensed Consolidated Unaudited Financial Statements

Note 3 – Loans and Leases, page 11

12.
Please revise your interim future filings beginning with your September 30, 2010 Form 10-Q to include the disclosures required by ASC 310-10-50-15(a).  Please also provide us with these disclosures as of June 30, 2010.

Response to Comment No. 12

The Company’s interim future filings beginning with its September 30, 2010 Form 10-Q will include the disclosures required by ASC 310-10-50-15(a).  See the response to Comment No. 5 for the requested June 30, 2010 disclosures.

Form 8-K filed February 25, 2010

13.
We note your disclosure that Mr. Starliper’s committee appointments were to be determined following your annual meeting of shareholders.  We also note that your annual meeting was held on May 5, 2010.  Please tell us why you have not amended your Form 8-K to disclose the committees of the board of directors to which Mr. Starliper has been named.  See Instruction 2 to Item 5.02 of Form 8-K.

Response to Comment No. 13

Item 5.02(d) requires disclosure of certain information if the registrant elects a new director “except by a vote of security holders”.  Mr. Starliper was elected as a director by a vote of security holders at the annual meeting on May 5, 2010.  His committee appointments were made after he was elected by security holders.  Accordingly, the Company believes that the information in Item 5.02(d)(3) of Form 8-K is not required to be reported on an amendment to the Form 8-K filed on February 25, 2010.

Form 8-K filed March 18, 2010

14.	It appears that you have omitted Exhibit A to the underwriting agreement filed as Exhibit 1.1 to the Form 8-K. Please amend your Form 8-K to refile with the underwriting agreement in its entirety.

Response to Comment No. 14

The Company has filed an amended Form 8-K to file the underwriting agreement in its entirety.

October 8, 2010

Other

15.
It appears that there has been some turnover among your directors and executive officers recently and we are unable to locate Forms 8-K reporting all of the changes.  For instance, we are unable to locate a Form 8-K that reports the departure of Mr. Hill.  Please provide us with a list of executive officer and director changes during the 2008, 2009 and 2010 fiscal years and cross references to the corresponding Item 5.02 Forms 8-K that you filed.

Response to Comment No. 15

The Company believes that all required reports on Form 8-K have been filed.  The following are the changes to executive officers and directors in 2008, 2009 and 2010:

•	Lewis R. Schumann resigned as a director on August 31, 2010. A Form 8-K disclosing this event was filed on September 2, 2010.

•	Dennis A. Starliper was elected as a director on February 24, 2010. A Form 8-K disclosing this event was filed on February 24, 2010.

•
William Hill terminated employment effective December 31, 2009.  Mr. Hill’s termination was not disclosed on a Form 8-K because he was not a named executive officer, as indicated in instruction 4 to Item 5.02 of Form 8-K, and he did not hold one of the positions listed in Item 5.02(b) of Form 8-K.

•	Hunter R. Hollar retired from the Board of Directors on December 31, 2009. A Form 8-K disclosing Mr. Hollar’s announcement on September 30, 2009 of his planned retirement was filed on October 1, 2009.

•	David H. Fogg resigned as a director on December 28, 2009. A Form 8-K disclosing this event was filed on December 30, 2010.

•	David H. Fogg was elected as a director on June 24, 2009. A Form 8-K disclosing this event was filed on June 26, 2009.

•
Marshall H. Groom retired as a director following the annual meeting held on April 22, 2009, when his term expired.  As indicated in Compliance and Disclosure Interpretation 117.04, a Form 8-K is not required when a director departs after completion of his term.

•
Charles F. Mess, Sr. retired as a director following the annual meeting held on April 22, 2009.  Dr. Mess’ term expired early pursuant to the Company’s bylaws, which provide that no director shall serve beyond the annual meeting of shareholders immediately following his or her seventieth (70th) birthday. A Form 8-K is not required when a director departs after completion of his term.  In addition, pursuant to General Instruction B.3. of Form 8-K, a Form 8-K is not required if the registrant previously has reported the same information required by the Form.  In this case, the fact that Dr. Mess would be leaving the board following the 2009 annual meeting was disclosed in the Company’s definitive proxy statement.

October 8, 2010

•	Hunter Hollar retired as an officer of the Company on December 31, 2009. A Form 8-K disclosing his planned retirement was filed on March 28, 2008.

•
Daniel J. Schrider was appointed as Chief Executive Officer on December 17, 2008, effective January 2, 2009.  A Form 8-K disclosing this event was filed on January 5, 2009.  The filing was delayed to coincide with the press release issued on that same date.

•	Sara E. Watkins terminated employment on December 19, 2008. A Form 8-K disclosing this event was filed on December 22, 2008.

•
Jeffrey A. Welch was hired as an Executive Vice President and Chief Credit Officer on July 21, 2008.  Mr. Welch’s hiring was not disclosed on a Form 8-K because he was not appointed to one of the positions listed in Item 5.02(b) of Form 8-K.

•
W. Drew Stabler retired as a director following the annual meeting held on April 23, 2008.  Mr. Stabler’s term expired early pursuant to the age limitation in the Company’s bylaws.  For the reasons discussed above with respect to Dr. Mess, no Form 8-K was required.

•	John Chirtea retired as a director following the annual meeting held on April 23, 2008, when his term expired. For the reasons discussed above with respect to Mr. Groom, no Form 8-K was required.

•	Daniel J. Schrider was appointed President on March 26, 2008. A Form 8-K disclosing this event was filed on March 28, 2008.

* * * * *
The Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure contained in the above-referenced filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

October 8, 2010

If you have any questions or further comments regarding this correspondence, please contact the undersigned.

Sincerely,

/s/ Ronald E. Kuykendall

Ronald E. Kuykendall
General Counsel and Secretary